EXHIBIT 3(a)(7)
AMENDMENT TO ARTICLE THIRD OF CBC BANCORP, INC.'S
CERTIFICATE OF INCORPORATION

RESOLVED, THAT Article Third of the Certificate of Incorporation of CBC Bancorp, Inc. (the "Corporation") be amended by deleting the last paragraph of such Article and by substituting in lieu thereof the following:

     Also of such 100,000 authorized shares of Preferred Stock, no par value, there shall be designated an additional 1,000 shares thereof and named "Series III", having a stated value of Ten Thousand Dollars ($10,000) each, the terms, limitations and relative rights and preferences of which shall be as follows and as otherwise set forth in this Certificate of Incorporation:
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     (1)  Dividends:  The holders of the Series III Preferred
Stock shall be entitled to receive cumulative quarterly dividends at the annual rate of the Wall Street Journal Prime Rate or substitute rate plus five percentage points. Dividends shall be of equal priority with dividends payable on Series I and Series II Preferred Stock and shall be prior in right to dividends payable to holders of the Common Stock. At the option of the holder of the Series III Preferred Stock, the Corporation shall pay accrued and unpaid dividends in shares of Corporation Common or Preferred Stock with a market value at the time of payment equal to the dividend being paid.

     (2)  Voting Rights:  The holders of the Series III Preferred
Stock shall not have any voting rights.

     (3) Conversion and Exchange Rights: The holders of the Series III Preferred Stock shall have the right, exercisable at any time following issuance but subject to any required regulatory approvals, if any, to convert or exchange shares of Series III Preferred Stock into shares of Common Stock, Preferred Stock or any other capital instrument of the Company or, at the option of the holders, into a combination of such shares and shares of Common Stock, Preferred Stock or other capital instrument of the Corporation's subsidiary (the "Subsidiary"), with a market value equal to the stated value, plus accrued and unpaid dividends to the date of conversion or exchange; provided, however, that in no event shall the holders be entitled to receive, in any conversion or exchange, more than 179,096 shares of the Subsidiary's Common Stock. The market value of the Corporation's Common Stock is determined based on the seven trading day average of the closing sale price (or, if no sales, the closing bid price) of the Corporation Common Stock immediately preceding the conversion or exchange date and the market value of the Subsidiary's Common Stock shall be the par value thereof.

     (4) Redemption Rights: The holders of the Series III Preferred Stock shall not have the right to redeem the stock unless expressly authorized by the Board of Directors of the Corporation. The Corporation shall have the right to redeem the Series III Preferred Stock at any time following issuance at the price paid for such stock, without interest except for payment of accumulated dividends, subject to receipt of approval from state or federal banking regulatory agencies as may be required by law.

     (5) Sinking Fund: No sinking fund shall be established for the Series III Preferred Stock.
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     (6)  Liquidation Preference:  The Series III Preferred Stock
shall have a liquidation preference of $10,000 per share, the payment of which shall be of equal priority with the payment of any liquidation preferences of the Series I and II Preferred
Stock and shall be prior in right to any payments to holders of the Common Stock upon liquidation.